Filed by Westamerica Bancorporation pursuant to
Rule 425 of the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-6 under
the the Securities Act of 1934, as amended.
Subject Company: Redwood Empire Bancorp
Commission File No: 000-19231

FOR IMMEDIATE RELEASE
August 25, 2004

WESTAMERICA BANCORPORATION AND REDWOOD EMPIRE BANCORP
SIGN DEFINITIVE MERGER AGREEMENT

     San Rafael, CA: Westamerica Bancorporation (NASDAQ: WABC) and Redwood Empire Bancorp (NASDAQ: REBC) today announced the signing of a definitive agreement under which Westamerica will acquire Redwood Empire Bancorp, parent company of National Bank of the Redwoods. The transaction is currently valued at $148 million in a combination of stock and cash. Redwood Empire Bancorp, headquartered in Santa Rosa, California, reported approximately $515 million in assets at June 30, 2004. National Bank of the Redwoods operates through seven branches in three Northern California counties.

     National Bank of the Redwoods’ Chairman, Patrick Kilkenny, stated: “We chose to join Westamerica because of its proven record as a highly profitable California community bank. Given the banking industry’s current environment and outlook, we concluded merging with Westamerica presented an outstanding opportunity for our shareholders, customers, employees, and community. Our employees will have a broader product line to present to our customers with the addition of Westamerica’s broad array of banking, cash management, investment, and trust products. I look forward to working with our customers and employees in my continuing role following the merger.”

     “We are extremely pleased to combine National Bank of the Redwoods’ business banking franchise with Westamerica’s current market share in Sonoma, Lake, and Mendocino counties. National Bank of the Redwoods’ employees have worked very hard to build a solid base of customers, and we look forward to working with them to retain and serve this valuable client base,” said David L. Payne, Westamerica’s Chairman, President and CEO.

     Westamerica will acquire all of the common shares and assume the unexercised options of Redwood Empire Bancorp. Redwood Empire Bancorp shareholders will receive consideration of approximately $28.74 per share, consisting of $11.49 in cash and, subject to certain adjustments, shares of Westamerica common stock valued at approximately $17.25. The Agreement, which has been approved by the Boards of Directors of both companies, is subject to conditions usual and customary for merger transactions of this type, including approval by Redwood Empire Bancorp shareholders, approval by bank regulatory authorities, and satisfaction of certain other terms and conditions.

     Based on Westamerica’s average closing price over the past twenty days of $51.29, the merger would result in the issuance of approximately 1.7 million new shares of Westamerica common stock, and payment of cash of approximately $57 million. At June 30, 2004, Westamerica had approximately 31.8 million shares outstanding and Redwood Empire Bancorp had approximately 4.9 million shares outstanding. Although the parties have not adopted any formal timetable, it is estimated the merger will be completed in the fourth quarter of 2004 or early first quarter of 2005. Westamerica intends to reduce the allocation of its operating cash flow toward the repurchase and retirement of its common shares in order to meet the approximate $57 million cash payment for this transaction.

     Westamerica Bancorporation through its wholly owned subsidiary, Westamerica Bank, operates 87 branches and two trust offices throughout 22 Northern and Central California counties. Westamerica’s assets at June 30, 2004 were approximately $4.6 billion. Westamerica recently reported record quarterly net income of $24.6 million, or $0.76 diluted earnings per share for the second quarter of 2004, and paid a quarterly cash dividend of $0.28 per share to holders of record August 2, 2004.

Westamerica Bancorporation Web Address: www.westamerica.com

For additional information contact:

Westamerica Bancorporation Robert A. Thorson — SVP & Treasurer 707-863-6840

FORWARD-LOOKING INFORMATION:

The following appears in accordance with the Private Securities Litigation Reform Act of 1995:

     This press release may contain forward-looking statements about the Company, including descriptions of plans or objectives of its management for future operations, products or services, and forecasts of its revenues, earnings or other measures of economic performance. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.” Forward-looking statements, by their nature, are subject to risks and uncertainties. A number of factors — many of which are beyond the Company’s control — could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. The Company’s most recent annual and quarterly reports filed with the Securities and Exchange Commission, including the Company’s Form 10-Q for the quarter ended June 30, 2004 and Form 10-K for the year ended December 31, 2003, describe some of these factors, including certain credit, market, operational, liquidity and interest rate risks associated with the Company’s business and operations. Other factors described in these reports include changes in business and economic conditions, competition, fiscal and monetary policies, disintermediation, legislation including the Sarbanes-Oxley Act of 2002 and the Gramm-Leach-Bliley Act of 1999, the combination of the former Kerman State Bank and other mergers and acquisitions.

     Westamerica will file a registration statement on Form S-4 with the SEC in connection with the proposed merger. Westamerica Bancorporation and Redwood Empire Bancorp will also file a joint proxy statement/prospectus and other information with the SEC. Investors and security holders are advised to read the proxy statement/prospectus and these materials when they become available, because they will contain important information.

     Redwood Empire Bancorp and its officers and directors may be deemed to be participants in the solicitation of proxies with respect to the proposed translation matters. Information regarding such individuals is included in the Annual Report on Form 10-K filed by Redwood Empire Bancorp with the SEC on March 30, 2004, and in the Definitive Proxy Statement on Schedule 14A filed by Redwood Empire Bancorp with the SEC on April 14, 2004 and will be included in the proxy statement/prospectus relating to the merger when it becomes available.

     Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Westamerica Bancorporation and Redwood Empire Bancorp with the SEC at the SEC’s web site at http://www.sec.gov. For investor information on Westamerica Bancorporation at no charge, visit “http://www.westamerica.com/investor_relations/index.html” or call 707-863-6992. Free copies of Redwood Empire Bancorp’s filings may be obtained by directing a request to Redwood Empire Bancorp, attention Corporate Secretary, 111 Santa Rosa Avenue, Santa Rosa, California 95404-4905; Telephone: (707)573-4800.

     Forward-looking statements speak only as of the date they are made. The Company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date forward looking statements are made.

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